Exhibit 99.1

Mindray Announces Preliminary 2014 Operating Results and 2015 Net Revenues Guidance

SHENZHEN, China, Jan. 12, 2015 /PRNewswire/ -- Mindray Medical International Limited ("Mindray," NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced selected preliminary, unaudited results for the fiscal year ended December 31, 2014. The company also provided net revenues guidance for 2015.

For the year ended December 31, 2014, Mindray expects net revenues to be approximately US$1,318 million, representing a year-over-year growth of approximately 8.6%. Based on the estimated full-year revenues, the company anticipates 2014 non-GAAP net income to be approximately US$220 million, compared to US$237 million a year ago. The non-GAAP net income figure excludes the tax benefits related to the key software enterprise status and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

This year, Mindray anticipates its net revenues to grow by a mid-single digit percentage year-over-year. Full-year guidance for 2015 will be provided in the fourth quarter and full-year 2014 earnings announcement.

In addition, the board of directors recently appointed Mr. Kern Lim as chairman of the audit committee and Mr. Ronald Ede as an audit committee member. Both Mr. Lim and Mr. Ede are current board members of the company.

"The overall operating environment in 2014 was challenging for our business, particularly the widespread weakness in the domestic Chinese market and significant headwinds as a result of unfavorable economic, currency and political developments in several key emerging markets,” commented Mr. Li Xiting, Mindray's President and Co-Chief Executive Officer. “Nevertheless, we are delighted that Western Europe performed well. We are also happy that our IVD segment recorded good growth with reagent sales continuing its upward trend. Over the past year, we launched nine new products and continued to strengthen our core capabilities in major markets."

"Looking ahead, the overall market conditions in key regions remain volatile," commented Mr. Cheng Minghe, Mindray's Co-Chief Executive Officer and Chief Strategic Officer. "Having said that, we will continue to pursue long-term growth by strengthening our R&D, sales, marketing and distribution capabilities. This year, we look forward to introducing another seven to 10 new products. We will also actively explore M&As and other collaboration opportunities to drive the success of the company."

Preliminary Results; Use of Non-GAAP Financial Measures

Mindray's preliminary 2014 results are unaudited and subject to finalization of the company's year-end closing, reporting and auditing processes.

Mindray has announced its expected net income for full-year 2014 on a non-GAAP basis, which represents expected net income in accordance with GAAP, adjusted for the effects of dispute charges, dispute related legal fees, share-based compensation and amortization of acquired intangible assets, all net of related tax impact.

Because the financial performance is subject to finalization of the company's year-end closing, reporting, and auditing processes, Mindray does not provide a specific non-GAAP to US GAAP reconciliation. A reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures will be provided in the fourth quarter and full-year 2014 earnings announcement.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, the following statements about Mindray's expectation of its net revenues for the year ended December 31, 2014 to be approximately US$1,318 million, representing a year-over-year growth of approximately 8.6%, Mindray's anticipation of its 2014 non-GAAP net income to be approximately US$220 million, compared to US$237 million a year ago, Mindray's assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, Mindray's forecast of its 2015 revenues to grow by a mid-single digit percentage year-over-year, statements that reagent sales of our IVD segment continue its upward trend, that looking ahead, the overall market conditions in key regions remain volatile, that we will continue to pursue long-term growth by strengthening our R&D, sales, marketing and distribution capabilities, that we look forwards to introducing another seven to 10 new products in 2015 and that we will also actively explore M&As and other collaboration opportunities to drive the success of the company are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; applicable government policies and regulations; our ability to satisfy the requirements imposed by relevant regulatory bodies; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The anticipated results for 2014 remain subject to the finalization of Mindray's year-end closing, reporting and audit processes, particularly as related to, among others, accrued expenses, income taxes, share-based compensation expenses, and expenses and/or amortization of intangible assets. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 5 of our annual report on Form 20-F filed on April 28, 2014. Our results of operations for the fourth quarter of 2014 and for fiscal year 2014 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S.:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com